FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                              BG Group press release

                             Tuesday 24th June 2003

               BG Group and Enel become partners in Brindisi LNG


BG Group plc announced today the completion of a Share Sale and Purchase Agreement under which Enel S.p.A., has acquired 50 per cent of the proposed EUR390 million Brindisi Liquefied Natural Gas (LNG) import project in Italy. The consideration was approximately EUR10.9 million. In addition, a Project Development and Shareholders Agreement has been signed to govern the joint development of the project.

On February 14, 2003, BG Group announced that a Memorandum of Understanding
(MoU) had been signed for Enel's participation in Brindisi LNG.

Martin Houston, Executive Vice President, BG Group plc, said: "These major agreements mark the start of BG Group's and Enel's partnership to develop and operate Brindisi LNG. This significant project is being developed to bring new sources of natural gas supply into Italy to help meet expected increase in market demand. We look forward to working together to bring this facility into operation in 2007."

The plant, to be constructed in Brindisi Port on the south-east coast of Italy, is being designed to receive, store and regasify 6 million tonnes of LNG per year. Front End Engineering and Design work began in mid-June this year and construction is expected to begin in early 2004.

BG Group and Enel will share 80 per cent reserved capacity in the proposed terminal equally. The remaining 20 per cent will be subject to regulated third party access.

Franco Fassio, President, BG Italia, has been appointed Managing Director and Chief Executive of Brindisi LNG S.p.A., the project company, and Lorenzo Bronzi, Director General of Enel Trade, has become President.

Brindisi LNG has been placed on the priority infrastructure list of strategic projects by the Italian Government and European Union authorities.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.





Enquiries

Nicole McMahon, Communications                            +44 (0) 118 929 3110
Out of hours media pager number                           +44 (0) 7693 309543
Chris Lloyd, Brian McCleery or Helen Parris
Investor Relations                                        +44 (0) 118 929 3025

Website: www.BG-Group.com

PR10954




Notes to Editors

BG Group

BG Group plc has been operating in Italy for just over ten years through its subsidiary, BG Italia S.p.A., and has interests in the Exploration & Production and Power Generation sectors.

With Italian partners, BG Italia operates six of the 12 exploration permits in which it participates in the Sicily Channel and the Po Valley. In April 2002, a gas discovery was made in the Panda exploration prospect, off southern Sicily.

BG Italia is a shareholder in Serene S.p.A., a joint venture company, which owns and operates approximately 400 megawatts of co-generation units located in five sites adjacent to Fiat Auto factories.

Enel

Enel S.p.A., one of Europe's largest utilities, is Italy's main electricity company and a leader in the generation, transmission, distribution and supply of electricity.

Over the last two years, Enel has diversified into gas distribution and sales, building up a client base of 1.7 million customers and gas sales of 4 billion cubic metres. In total, it buys about 15 billion cubic metres of gas a year which is sold to industrial and domestic customers and also used to run its power plants. The agreement with BG Group marks an important step in Enel's drive to diversify its gas sources.




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 June, 2003                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary